Exhibit 12.1
McMoRan Exploration Co.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands)

Computation of Ratio of Earnings
to Fixed Charges:
	Years Ended December 31,
	2010		2009		2008		2007		2006
Loss from Continuing Operations a	(116,976)		(204,889)		(211,198)		(63,561)		(44,716)
ADD:
(Benefit) Provision for Income Taxes	-		(2,445)		2,508		-		-
Interest Expense	38,216		42,943		50,890		66,366		10,203
Rental Expense Factor	653		598		387		248		41
Earnings Available For Fixed Charges	(78,107)		(163,793)		(157,413)		3,053		(34,472)

Interest Expense	38,216		42,943		50,890		66,366		10,203
Capitalized Interest	10,100		3,929		5,001		6,361		5,260
Rental Expense Factor	653		598		387		248		41
Fixed Charges	48,969		47,470		56,278		72,975		15,504

Ratio of Earnings to Fixed Charges	-	b	-	b	-	b	-	b	-	b

Computation of Ratio of Earnings
to Fixed Charges and Preferred Dividends:

	2010		2009		2008		2007		2006
Loss from Continuing Operations a	(116,976)		(204,889)		(211,198)		(63,561)		(44,716)
ADD:
(Benefit) Provision for Income Taxes	-		(2,445)		2,508		-		-
Interest Expense	38,216		42,943		50,890		66,366		10,203
Rental Expense Factor	653		598		387		248		41
Earnings Available For Fixed Charges and
Preferred Dividends	(78,106)		(163,793)		(157,413)		3,053		(34,472)

Interest Expense	38,216		42,943		50,890		66,366		10,203
Capitalized Interest	10,100		3,929		5,001		6,361		5,260
Preferred dividends c	77,101		14,332		22,286		3,367		1,494
Rental Expense Factor	653		598		387		248		41
Fixed Charges and Preferred Dividends	126,070		61,802		78,564		76,342		16,998

Ratio of earnings to fixed charges and preferred dividends	-	d	-	d	-	d	-	d	-	d

a.	Loss represents McMoRan's continuing oil and gas operations.
b.
McMoRan sustained a net loss from continuing operations of $117.0 million in 2010, $204.9 million in 2009, $211.2 million in 2008 and $44.7 million in 2006.  These losses were inadequate to cover McMoRan’s fixed charges of $49.0 million in 2010, $47.5 million in 2009, $56.3 million in 2008 and $15.5 million in 2006.  McMoRan’s earnings available for fixed charges for 2007 were insufficient to cover it fixed charges by $69.9 million.

c.
Preferred dividends associated with McMoRan's 8% convertible perpetual preferred stock, 6¾% mandatory convertible preferred stock and 5.75% convertible perpetual preferred stock. 2010 amount includes a $51.6 million preferred dividend recognized upon issuance of the 5.75% convertible perpetual preferred stock representing a beneficial conversion option for the intrinsic value of the amount by which McMoRan’s common stock at the date of issuance exceeded the conversion price of the 5.75% convertible perpetual preferred stock attributable to the total underlying equivalent common shares associated with the 5.75% convertible perpetual preferred stock.

d.
McMoRan sustained a net loss from continuing operations of $117.0 million in 2010, $204.9 million in 2009, $211.2 million in 2008 and $44.7 million in 2006.  These losses were inadequate to cover McMoRan’s fixed charges and preferred dividends of $126.1 million in 2010, $61.8 million in 2009, $78.6 million in 2008 and $17.0 million in 2006.  In 2007, McMoRan’s earnings available for fixed charges and preferred dividends were insufficient to cover its fixed charges and preferred dividends by $73.3 million.